Exhibit 23.2 Consent of KPMG LLP as to the financial statements of Learning Curve International, Inc.


The  Board  of  Directors
RC2  Corporation:

We consent to the use of our report dated February 14, 2003, except as to Note 19, which is as of March 4, 2003 with respect to the consolidated balance sheets of Learning Curve International, Inc. and subsidiaries (LCI) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus. LCI changed its method of accounting for goodwill and intangible assets during 2002.


/s/ KPMG LLP

KPMG  LLP
Chicago,  Illinois
May  6,  2003